Ainos, Inc.

8880 Rio San Diego Drive, Ste. 800

San Diego, CA 92108

April 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ainos, Inc.
Registration Statement on Form S-1
(File No. 333-278556)
CIK: 0001014763

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Ainos, Inc., a Texas corporation (the “Registrant”), hereby requests that the effectiveness of the registration statement on Form S-1 (File No. 333-278556), initially filed with the U.S. Securities and Exchange Commission on April 8, 2024 (the “Registration Statement”), be accelerated so that the Registration Statement becomes effective at 5:30 p.m. Eastern Time on April 16, 2024, or as soon thereafter as practicable. In making this acceleration request, the Registrant acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement has been declared effective, please orally confirm that event with Carol Stubblefield of Baker McKenzie LLP at (212) 626 4729. Please also contact Carol Stubblefield if you have any questions or comments.

Very truly yours,

AINOS, INC.

By:	/s/ Chun-Hsien Tsai
Chun-Hsien Tsai
Chief Executive Officer